ROPES & GRAY
                     ONE INTERNATIONAL PLACE
                BOSTON, MASSACHUSETTS 02110-2624
                         (617) 951-7000

                                        January 24, 1996

Putnam California Tax Exempt Income Fund (the "Fund")
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

     You have informed us that you propose to offer and sell from time to time 29,345,893 of shares of beneficial interest in Putnam California Tax Exempt Income Fund (the "Fund"), one of your portfolio series (the "Shares"), for cash or securities at the net asset value per share, determined in accordance with your Bylaws, which Shares are in addition to your shares of beneficial interest which you have previously offered and sold or which you are currently offering.

     We have examined copies of (i) your Agreement and Declara tion of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Trust of such Shares.

     We assume that appropriate action will be taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities.

     Based upon the foregoing, we are of the opinion that:

     1. The Trust is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of benefi cial interest.

     2. Upon the issue of any of the Shares referred to in the first paragraph hereof for cash or securities at net asset value, and the receipt of the appropriate consideration therefor as provided in your Bylaws, such Shares so issued will be validly issued, fully paid and nonassessable by the Trust.



ROPES & GRAY

PUTNAM CALIFORNIA TAX EXEMPT   -2-               January 24, 1996
INCOME FUND

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held person ally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liabil ity for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, including the Fund, and further provides for indemnifica tion out of the property of a portfolio series for all loss and expense of any shareholder held personally liable for the obligations of the such portfolio series solely by reason of his being or having been a shareholder. Thus, the risk of a share holder of the Fund incurring financial loss on account of shareholder liability is limited to circumstances in which the assets of the Fund would be insufficient to meet the obligations of the Fund.

     We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Securities Act of 1933, as amended, and the provisions of Rule 24e-2 under the Investment Company Act of 1940, as amended. We consent to the filing of this opinion with and as a part of Post-Effective Amendment No. 18 to your Regis tration Statement (No. 2-81011.)

                                        Very truly yours,

                                        /s/ Ropes & Gray

                                        Ropes & Gray